August 15, 2023

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Howard Efron
Robert Telewicz

Re:	SITE Centers Corp.
Form 10-K for the Year Ended December 31, 2022
Filed February 23, 2023
Form 8-K filed April 25, 2023
File No. 001-11690

Ladies and Gentlemen:

SITE Centers Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated August 4, 2023 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed February 23, 2023, and Form 8-K, filed April 25, 2023.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comment before the response.

Form 8-K filed July 25, 2023

Exhibit 99.1 Quarterly Financial Supplement Dated as of June 30, 2023

Site Centers Corp. Same Store Metrics, page 12

1.

We have considered your response to our prior comment. In your response you state your belief that SSNOI at its effective ownership interest provides investors with additional information regarding the operating performances of comparable assets because it excludes certain non-cash and non-comparable items. It appears that your presentation of SSNOI combines consolidated results with your proportionate share of operations of unconsolidated investees in each line item of your table. Please tell us how you applied question 100.04 of the Compliance & Disclosure Interpretations related to Non-GAAP measures when considering whether this apparent use of proportionate consolidation represents a tailored accounting principle.

United States Securities and Exchange Commission

Division of Corporation Finance

Response:

In the future, we will revise our disclosure of the SSNOI metrics as presented on page 12 of the Quarterly Financial Supplement to only present the Same Store Property Revenues and Expenses for the consolidated properties. The Company’s prorata share of SSNOI from unconsolidated joint ventures will be presented as a separate line to reconcile to the total SSNOI reported at the Company’s share. We have modified our page 12 presentation in the Quarterly Financial Supplement as of June 30, 2023 and included herein as Attachment A to reflect our proposed changes for the convenience of the Staff.

***********

If you have any questions regarding this matter, please do not hesitate to contact the undersigned at 646-868-4750.

Very truly yours,

/s/ Conor Fennerty

Conor Fennerty
Executive Vice President,
Chief Financial Officer and Treasurer

cc:	Christa A Vesy, Executive Vice President,

and Chief Accounting Officer

Attachment A

SITE Centers Corp.

Same Store Metrics (1)

	Same Store Net Operating Income
	Quarterly Same Store NOI			YTD Same Store NOI
	2Q23	2Q22	Change	6M23	6M22	Change
Leased rate	95.7%	94.7%	1.0%	95.7%	94.7%	1.0%
Commenced rate	92.5%	91.4%	1.1%	92.5%	91.4%	1.1%

Revenues:
Minimum rents	$90,756	$89,008		$180,768	$175,791
Recoveries	33,797	31,902		67,168	63,010
Uncollectible revenue	(695)	1,006		(558)	2,044
Percentage and overage rents	2,249	1,587		3,386	2,624
Ancillary and other rental income	1,630	1,451		3,574	2,900

	127,737	124,954	2.2%	254,338	246,369	3.2%

Expenses:
Operating and maintenance	(18,162)	(17,239)		(36,773)	(34,663)
Real estate taxes	(19,535)	(19,195)		(38,864)	(38,278)

	(37,697)	(36,434)	3.5%	(75,637)	(72,941)	3.7%

Total Consolidated SSNOI	$90,040	$88,520	1.7%	$178,701	$173,428	3.0%

Total Unconsolidated SSNOI at SITE share	3,700	3,629		7,344	7,326

Total SSNOI at SITE share(2)	$93,740	$92,149	1.7%	$186,045	$180,754	2.9%

Consolidated SSNOI Operating Margin	70.5%	70.8%		70.3%	70.4%
Consolidated SSNOI Recovery Rate	89.7%	87.6%		88.8%	86.4%

(1)	See calculation definition in the Non-GAAP Measures section and GAAP reconciliation on page 8. Figures reported include redevelopment.
(2)

Results include the impact of rental income at SITE’s share related to prior periods of $0.1M and $1.2M for the second quarters of 2023 and 2022 and $0.6M and $2.3M for the first six months of 2023 and 2022, respectively, primarily related to cash basis tenants.

12